UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Conseco, Inc.
   11825 North Pennsylvania Street
   Carmel, IN  46032
   USA
2. Issuer Name and Ticker or Trading Symbol
   NAL Financial Group, Inc.
   NALF
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
 Common Stock              |10/1/9|C   | |35,304,688        |A  |$.32       |                   |I     |By wholly-owned subsidiary |
                           |7     |    | |                  |   |           |                   |      |                           |
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 Common Stock              |10/1/9|C   | |1,509,617         |A  |$.30       |36,814,305         |I     |By wholly-owned subsidiary |
                           |7     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
9% Subordinated Conver|$.32    |9/30/|J(1)|V|$11,297,500|A  |4/23/|10/23|Common Stock|35,304,|       |            |I  |Wholly-owned|
tible Debentures      |        |97   |    | |(2)        |   |96   |/97  |            |688(3) |       |            |   | subsidiary |
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9% Subordinated Conver|$.32    |10/01|C   | |$11,297,500|D  |4/23/|10/23|Common Stock|35,304,|       |0           |I  |Wholly-owned|
tible Debentures      |        |/97  |    | |(2)        |   |96   |/97  |            |688(3) |       |            |   | subsidiary |
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9% Subordinated Conver|$.32    |10/1/|J(4)|V|$5,000,000 |D  |(6)  |(6)  |Common Stock|15,740,|       |            |D  |            |
tible Debentures      |        |97   |    | |           |   |     |     |            |581(7) |       |            |   |            |
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Series A Preferred Sto|$.625(5)|10/1/|A   | |5,000,000  |A  |Immed|None |Common Stock|8,000,0|       |5,000,000   |I  |Wholly-owned|
ck                    |        |97   |    | |           |   |iatel|     |            |00(5)  |       |            |   | subsidiary |
                      |        |     |    | |           |   |y    |     |            |       |       |            |   |            |
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9% Subordinated Conver|$.32    |10/1/|J(4)|V|$5,000,000 |A  |(6)  |(6)  |Common Stock|15,740,|       |$5,000,000  |I  |Wholly-owned|
tible Debentures      |        |97   |    | |           |   |     |     |            |581(7) |       |            |   | subsidiary |
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9% Subordinated Conver|$.30    |10/1/|J(8)|V|$6,013,694 |D  |(6)  |(6)  |Common Stock|23,067,|       |0           |D  |            |
tible Debentures      |        |97   |    | |           |   |     |     |            |793(7) |       |            |   |            |
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9% Subordinated Conver|$.30    |10/1/|J(8)|V|$6,013,694 |A  |(6)  |(6)  |Common Stock|23,067,|       |            |I  |Wholly-owned|
tible Debentures      |        |97   |    | |           |   |     |     |            |793(7) |       |            |   | subsidiary |
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9% Subordinated Conver|$.30    |10/1/|P(9)| |$6,013,694 |A  |(6)  |(6)  |Common Stock|23,067,|       |            |I  |Wholly-owned|
tible Debentures      |        |97   |    | |           |   |     |     |            |793(7) |       |            |   | subsidiary |
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9% Subordinated Conver|$.30    |10/1/|C   | |$452,885   |D  |     |     |Common Stock|1,509,6|       |$5,560,809  |I  |Wholly-owned|
tible Debentures      |        |97   |    | |           |   |     |     |            |17     |       |            |   | subsidiary |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These instruments were transferred between two indirect wholly-owned subsidiaries to a direct wholly-owned subsidiary of the
Registrant.
(2)  Represents principal plus accrued
interest.
(3) The convertible securities were originally reported as being convertible into 833,332 shares based upon the then conversion price. Such number of shares has been subject to change over time because the conversion price was equal to 80% of the market price.
(4) These debentures were transferred from Conseco, Inc. to CIHC, Incorporated, a wholly-owned subsidiary.
(5) The number of shares has been determined by reference to a $.625 per share conversion price. The instruments governing the preferred stock provide for a conversion price equal to 80% of the closing bid price per share on the NASDAQ/NMS on the date of conversion.
(6) Conseco entered into an agreement with NAL Financial Group, Inc., which was transferred to CIHC,
Incorporated, that CIHC will convert the debentures immediately upon NAL Financial Group, Inc. filing an amendment to its Certificate of Incorporation to increase its authorized shares of common stock.
(7) Interest continues to accrue on these instruments and is convertible on the same terms as principal amounts.
(8) The previously reported agreement to acquire these debentures was transferred from Conseco, Inc. to CIHC, Incorporated.
(9) CIHC, Incorporated purchased the debentures pursuant to the purchase agreements referenced in footnotes numbered 6 and
8.
SIGNATURE OF REPORTING PERSON
John J. Sabl, Executive Vice President
DATE
November 10, 1997